Exhibit 1

                             Prestige Capital Letter




                          Prestige Capital Corporation


October 12, 1999




Roman Gordon
Chairman
PowerSource Corporation
3660 Wilshire Blvd., Suite 1104
Los Angeles, CA  90010

Dear Mr. Gordon,

This is to confirm with you that as of October 12, 1999, PowerSource Corporation and Prestige Capital Corporation have entered into a secured financing agreement. Under the terms of this agreement, Prestige Capital Corporation has extended to PowerSource Corporation a line of credit of up to $3,000,000. All advances under this agreement will be fully secured by PowerSource Corporation accounts receivable. I look forward to a strong mutually beneficial relationship between our organizations.

Sincerely,




/s/ Harvey L. Kaminski
    Harvey L. Kaminski
    President